Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

InterOil Sets First Quarter 2015 Results

Conference Call Date

Singapore and Port Moresby, May 4, 2015: InterOil Corporation (NYSE, POMSoX: IOC) will release its financial and operating results for the first quarter 2015, before the market opens for trading on Tuesday, May 12, 2015. The full text of the news release and accompanying financials will be available on the company’s website at www.interoil.com.

A conference call will be held on Tuesday, May 12, 2015 at 8:00 a.m. US Eastern (8:00 p.m. Singapore) to discuss the results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (800) 230-1093 in the US, or +1 (612) 332-0107 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

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About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

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InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com